March 23, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:   Michael Moran, Branch Chief

Re:	Cintas Corporation Form 10-K for the year ended May 31, 2004 Form 10-Q for quarter ended November 30, 2004 File No. 0-11399

Ladies and Gentlemen:

This letter sets forth below the detailed responses of Cintas Corporation (the “Company”) to the comments of the Staff of the Commission in its letter to the Company dated March 14, 2005, with respect to the above referenced Form 10-K and Form 10-Q filings of the Company. In responding to the Staff’s comments, we have utilized the headings and numbering system in the Staff’s letter. This letter has been filed with the Commission as correspondence through EDGAR.

FORM 10-K FOR THE YEAR ENDED MAY 31, 2004

Item 3.    Legal Proceedings, page 5

1.	In accordance with Item 103 of Regulation S-K, our filings have included a discussion of all material pending litigation against Cintas. There is outstanding litigation with the State of Connecticut concerning allegations of violations of the terms of our state wastewater discharge permit. This information was not disclosed in prior filings as it is not considered material pending litigation. However, after reviewing instruction 5.C. to Item 103 of Regulation S-K, we now realize this matter should be disclosed since it is reasonably likely to result in damages in excess of $100,000. As such, we will report this litigation in our Form 10-Q for the quarter ending February 28, 2005, and future filings, as appropriate. We have also added additional internal procedures to assure future compliance with instruction 5.C. of Item 103 of Regulation S-K.

2.	A Petition for Summary Enforcement of Inspector General Subpoena was filed on behalf of the United States Postal Service in the matter of United States v. Cintas Corporation on February 9, 2005. The matter you raised in your comment concerns whether information concerning this petition should be disclosed. As a matter of policy and consistent with SEC Regulations, Cintas does not report inquiries received, from time to time, from various governmental agencies unless it is apparent that a particular inquiry is likely to lead to claims for damages in excess of 10% of current assets or otherwise lead to a conclusion that would be material to Cintas and its shareholders.

This matter arose after settlement in May 2002 of a nationwide class action suit alleging improper charges. The settlement, which covered approximately 480,000 customers, was for approximately $2.8 million, an amount considerably less than 10% of Cintas’ current assets of approximately $1 billion. The Federal Government opted out of the settlement and began discussions with Cintas concerning the matter to decide whether further action was warranted. In February 2004, the Office of Inspector General issued a subpoena as part of the government’s inquiry. The subpoena sought business records related to “additional charges” billed to those agencies and private clients. Cintas, through its counsel, objected to the breadth of the subpoena and attempted to negotiate a resolution as to the material that needed to be furnished in response to the subpoena. Those negotiations were unsuccessful and led to the filing of a petition for enforcement of the subpoena. On March 23, 2005, the United States and Cintas jointly moved the court to stay all further activity for 90 days while the parties continue to work among themselves toward a resolution of the subpoena issues. In the joint motion the parties stated: “Counsel (for the parties) agree that they have made significant progress in addressing all issues related to the February 17, 2004 subpoena, and believe that continued discussions will lead to resolution of all subpoena enforcement issues.” At this time, there is only an informal inquiry involving a subpoena seeking information with no indictment filed, charges made or substantial claims for damages apparent. Therefore, we had previously determined that disclosure of this item is not necessary. However, we will continue to monitor the progress of the matter and disclose it should it become material to Cintas and its shareholders in accordance with our policy and SEC Regulations expressed above.

General

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our quarterly and annual filings. We understand that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing. We also acknowledge that Cintas may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We do not believe any of the information provided above has a material impact to our Form 10-K filed for the period ended May 31, 2004, or for our Form 10-Q filed for the period ended November 30, 2004. As such, we are requesting that we provide these disclosures in future filings but that we not be required to file an amended Form 10-K or 10-Q. Please let us know if that is acceptable. Also, if the Staff of the Commission have any questions or comments concerning the above responses or desires any additional supplemental information, please contact me by phone at 513-573-4211, by fax at 513-573-4030, or by e-mail at galeb@cintas.com.

Sincerely,

/s/William C. Gale
William C. Gale
Chief Financial Officer

cc:    Scott D. Farmer
        Chief Executive Officer